[Letterhead of Live Nation Entertainment, Inc.]

May 27, 2011

Via EDGAR and Facsimile

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Linda Cvrkel
Ms. Claire Erlanger

Re:	Live Nation Entertainment, Inc.
Form 10-K for the year ended December 31, 2010
Filed February 28, 2011
File No. 001-32601

Ms. Cvrkel and Ms. Erlanger:

Set forth below are the responses of Live Nation Entertainment, Inc. (“Live Nation” or the “Company”) to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated April 29, 2011 with respect to the Company’s Form 10-K for the year ended December 31, 2010 (the “2010 Form 10-K”). For your convenience, the comments provided by the Staff have been included in the order presented in the comment letter, immediately followed by Live Nation’s responses. Along with its EDGAR-filed copy, Live Nation is concurrently transmitting via facsimile a courtesy hard copy of its response to the Commission.

In some of Live Nation’s responses, the Company has agreed to change or supplement the disclosures in its future filings. The Company is doing that in the spirit of cooperation with the Staff, and not because the Company believes that its prior filings are materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

Live Nation also has indicated in certain of its responses that it believes no change in disclosure is appropriate, and has explained why. The Company understands the Staff’s comments, even where a disclosure change is requested or suggested, to be based on the Staff’s understanding based on information available to it, which may be less than the information available to Live Nation. As such, the Company seeks to supply the Staff with additional explanations or information in order to allow the Staff to have the details needed to potentially withdraw or modify its comments as appropriate.

Per your request, the Company acknowledges the following:

•	Live Nation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Live Nation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that this letter is helpful and responsive to your requests. If you have any questions or comments to these responses, please do not hesitate to contact me directly at (713) 693-2626.

Very truly yours,

/s/ Brian J. Capo
Brian J. Capo Senior Vice President and Chief Accounting Officer

cc:	Michael Rapino, President and Chief Executive Officer
Kathy Willard, Executive Vice President and Chief Financial Officer
Michael Rowles, Executive Vice President and General Counsel

Form 10-K for the Year Ended December 31, 2010

Management’s Discussion and Analysis

- Concerts Results of Operations, page 57

Comment 1: We note from your disclosure on page 57 that revenue increased during 2010 due to several acquisitions made in 2009. Please tell us why you have not included the disclosures required by ASC 805 in the notes to the financial statements for these 2009 acquisitions. If the acquisitions were not material either individually or in the aggregate, please state that conclusion.

Response: The Company believes that it is in compliance with the disclosure requirements contained in ASC 805 with respect to the 2010 Form 10-K. The disclosure requirements in ASC 805 are limited to material business combinations or individually immaterial business combinations that are material in the aggregate. The Company does not believe it had any business combinations during 2009 that were material individually or in the aggregate. Acquisitions during 2009 accounted for as a business combination were comprised of an interest in Brand New Live B.V., an interest in Tecjet Limited, an interest in Parcolimpico S.R.L. and certain assets related to the Pleasure PAAS Party and Pleasure magazine. The Company’s aggregate investment in acquisitions during 2009 was $7.2 million, the aggregate total assets acquired were $15.4 million and the aggregate loss before income taxes was $5.2 million for the respective most recent full fiscal year. The acquisitions were not considered material individually, or in the aggregate, using the guidance provided in Regulation S-X Rule 3-05. We will revise future filings to state this conclusion.

Uses of Cash

- Capital Expenditures, page 68

Comment 2: Please revise to disclose the estimated amount of capital expenditures the Company expects to incur during the year ended December 31, 2010. See item 303(A)(2) of Regulation S-K.

Response: Historically, when the Company has filed its Form 10-Ks, it has been in the process of finalizing its annual budgets and has refrained from disclosing an estimate for the upcoming year’s capital expenditures in these annual filings as the amounts are not approved by management or the board of directors and could be subject to significant change. In its March 31, 2011 Form 10-Q, consistent with past practice, the Company has disclosed its estimated capital expenditures for the full year. However, the Company agrees that this is important information for the readers of its annual filings and will endeavor to finalize its capital expenditures budget prior to the filing of its Form 10-K in future years such that it can include this forward-looking disclosure in its future filings.

Audited Financial Statements for the Year Ended December 31, 2010

Statement of Cash Flows, page 81

Comment 3: We note that you have presented the “loss (gain) on sale of operating assets” as a reconciling item in the net cash provided by (used in) operating activities. Please explain to us why the amounts of this line item do not agree with those on the statement of operations under the “loss (gain) on sale of operating assets” line item for the years ended December 31, 2010, 2009 and 2008.

Response: The “loss (gain) on sale of operating assets” reflected as a reconciling item in the net cash provided by (used in) operating activities on the Consolidated Statements of Cash Flows includes gains and losses from both continuing and discontinued operations. The Company elected not to recast its Consolidated Statements of Cash Flows for discontinued operations as permitted under ASC 230-10-45-24. The amounts of loss (gain) on sale of operating assets and loss (gain) on disposal attributable to discontinued operations have been disclosed in Note 5 in the 2010 Form 10-K. A reconciliation of the “loss (gain) on sale of operating assets” between the Consolidated Statements of Operations and Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008 is as follows (in thousands):

	2010	2009	2008
As reported on Consolidated Statements of Cash Flows	$4,602	$(64,237)	$(165,448)
As reported on Consolidated Statements of Operations	374	(2,983)	1,131

Variance	$4,228	$(61,254)	$(166,579)

Included in income (loss) from discontinued operations as a component of:
Gain on sale of operating assets	$—	$(6,659)	$(2,216)
Loss (gain) on disposal, net of tax	4,228	(54,595)	(99,777)
Tax component of loss (gain) on disposal	—	—	(64,586)

Total Variance Explained	$4,228	$(61,254)	$(166,579)

Comment 4: We note from the statement of cash flows that you made payments for deferred and contingent consideration in both 2010 and 2009. Please tell us, and disclose in the notes to the financial statements in future filings, the nature of these payments and explain to us how you accounted for these payments in your financial statements.

Response: The payments included on that line in the Consolidated Statements of Cash Flows included both payments related to contingent consideration and also payments for deferred purchase liabilities in both years. The Company has certain contingent consideration obligations related to acquisitions of several artist management companies and a concert promotion company that were made after the adoption in January 2009 of the FASB guidance for business combinations. The amounts due to the sellers of those companies are based on the achievement of agreed-upon financial performance metrics by the acquired companies. The Company records the estimated fair value of the liability at the time of the acquisition based on management’s best estimate of the future results of the acquired companies as compared to the contractual contingent performance metrics in accordance with ASC 805. By comparing these estimates to the agreed-upon metrics, the Company estimates the amount, if any, anticipated to be paid to the sellers in accordance with the contractual terms. For obligations payable at a date greater than twelve months from the acquisition date, the Company applies an appropriate discount rate, which is intended to reflect the risks of ownership and the associated risks of realizing the stream of projected cash flows, in order to present value the estimated obligations. Subsequent to the date of acquisition, the Company updates the original valuation to reflect updated projections of future results of the acquired companies and the passage of time. Changes in the valuations of contingent consideration are reported in acquisition transaction expenses on the Consolidated Statements of Operations. This disclosure regarding the Company’s contingent consideration obligations is included in Note 10 and further summarized in Note 11 in the 2010 Form 10-K. The Company believes this disclosure provides the reader of its financial statements with an understanding of the nature and associated accounting treatment of its contingent consideration obligations.

Certain of the Company’s agreements relating to acquisitions provide for fixed amounts of deferred purchase consideration payments to be made at future dates. A liability is established at the time of the acquisition for these fixed payments. For obligations payable at a date greater than twelve months from the acquisition date, the Company applies a discount rate to present value the obligations. The Company agrees that additional disclosure regarding the nature and accounting treatment of its deferred purchase consideration payments would provide useful information to readers of its financial statements and has included such disclosure in Note 6 of its March 31, 2011 Form 10-Q and will continue to do so in its future filings.

Notes to the Financial Statements

Note 2. Long-Lived Assets

- Definite-lived Intangibles, page 88

Comment 5: We note your disclosure that due to a change in estimate in certain revenue-generating contracts, the Company recorded $5.9 million of additional amortization expense during 2009. Please explain to us the nature of this change in estimate and tell us why you believe it was appropriate to record this change in estimate in 2009.

Response: The additional amortization is related to capitalized contract acquisition rights for certain long-term artist arrangements. Upon the execution of these contracts, due to their long-term nature and the projected timing of the net cash flows to be received, the Company applied a units-of-production method of amortization using contribution margin as the unit of measure on which to calculate amortization during the life of the contract. However, as the Company gained experience under these contracts, the Company concluded in 2009 that, while the assets were determined to be recoverable, a pattern of consumption of the benefits could no longer be reliably predicted for certain revenue streams due to the reliance on information from, and decisions by, third parties and therefore that a straight-line method of amortization should be used for the portion of the assets related to that activity.

- Goodwill, page 89

Comment 6: We note your disclosure that you are in the process of finalizing the acquisition accounting for recent acquisitions which could result in a change to the relevant purchase price allocations including goodwill. Please tell us if you have finalized the acquisition accounting for your recent acquisitions since this disclosure and if so, please tell us the nature and amount of any significant adjustments recorded.

Response: The status of the accounting for 2010 acquisitions accounted for as business combinations is as follows:

•	Acquisition accounting for the following 2010 acquisitions was finalized as of December 31, 2010: Ticketmaster Entertainment, Inc.; Live Nation-Haymon Ventures, LLC; and SME Entertainment Group.

•

In the first quarter of 2011, the Company finalized the acquisition accounting for the following 2010 acquisitions: Live SRL (Live in Italy) and Marcy Musik Management. No significant measurement period adjustments were recorded in 2011 for these acquisitions.

•

Acquisition accounting for the following 2010 acquisitions has not yet been finalized: Gellman Management LLC (October 2010) and Ticketnet S.A. (November 2010). There were no measurement period adjustments recorded in the first quarter of 2011 related to Gellman. Measurement period adjustments were recorded in the first quarter of 2011 for the Ticketnet acquisition and were attributable to a revised external valuation of intangible assets, and the related deferred tax impact, as well as cash received for a working capital adjustment. The impacts of these adjustments were: an increase in Definite-lived intangible assets–net of $3.2 million; an increase in Cash and cash equivalents of $0.3 million; a decrease in Goodwill of $1.7 million; and a decrease in Long-term deferred income taxes of $1.8 million. The impact to Depreciation and amortization from the revision of the intangible assets that was related to prior reported periods was an additional $0.2 million.

-Long-Lived Asset Disposals, page 92

Comment 7: We note your disclosure that the sales price for the theater management agreement in September 2009 included a contingent earn-out to be paid over the next five years. Please tell us and disclose in the notes to the financial statements in future filings the terms of this contingent earn-out and how you will account for any amounts if earned.

Response: The terms of the agreement required the buyer to pay the Company the following contingent payments:

•

If the theater management agreement generates 2009 EBITDA in excess of a specified annual dollar threshold, prorated for the number of days occurring from the closing date through December 31, 2009, the buyer will pay to the Company such excess up to the prorated amount, as well as 50% of any remaining portion of the excess; and

•

If the theater management agreement generates annual EBITDA in excess of a specified dollar threshold in any calendar year from 2010 through 2014, immediately following that calendar year, the buyer will pay to the Company such excess up to the specified dollar threshold, as well as 50% of any remaining portion of the excess.

As current authoritative accounting literature does not specifically prescribe a seller’s accounting for contingent payments to be received as part of an asset sale, the Company’s policy is to recognize a receivable, and the related income, for any contingent payment once it has been earned and is therefore due to the Company. Based upon information received from the third-party buyer, no payment was earned by the Company for 2009 or 2010 and no receivables have been recorded.

The Company did disclose the existence of the contingent payments when discussing the overall transaction in Note 2 of its 2010 Form 10-K, but did not disclose specific details around the terms and related accounting as it believed the contingent payments would not likely result in material payments based upon the Company’s expectations. The Company will disclose the terms and accounting for material contingent earn-outs related to asset sales in future filings.

Note 10. Fair Value Measurements, page 107

Comment 8: We note from your disclosures in Note 10 that you do not disclose any information about the fair value of assets measured at fair value on a nonrecurring basis such as the asset impairments recorded in 2010 and 2009. Please revise Note 10 in future filings to include the disclosures required by ASC 820-10-50 for all assets and liabilities measured at fair value on a non-recurring basis. Note that a tabular format is required for these disclosures. See guidance at ASC 820-10-50-8.

Response: The Company understands and agrees with the Staff’s comment. Information regarding the Company’s non-recurring fair value measurements was included in Note 2 and Note 6 to the 2010 Form 10-K, but such information was not presented in a tabular format. The Company will revise its fair value measurements note in future filings to include the required disclosures for its non-recurring fair value measurements in a tabular format as outlined in ASC 820-10-50-8.

Note 11. Commitments and Contingent Liabilities, page 109

Comment 9: We note from your disclosure in Note 11 that you have several open legal actions which represent potential loss contingencies in which an accrual does not appear to have been recorded in the financial statements. For each of these potential loss contingencies, please tell us and disclose in the notes to the financial statements in future fillings, if there is at least a reasonable possibility that a loss or an additional loss may have been incurred. If so, please revise future filings to disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. See ASC 450-20-50.

Response: In preparing the 2010 Form 10-K, the Company did consider whether there were any material accrued or unaccrued exposures related to the legal actions disclosed and, excluding the Ticketing Fees Consumer Class Action Litigation where it did disclose such an accrual, believed its disclosures were adequate for investors to understand the status of the cases and also believed that the lack of discussion around any such material exposures implied to the readers that there were none. However, in compliance with ASC 450-20-50, the Company has incorporated the required disclosure related to each case in its March 31, 2011 Form 10-Q and will continue to do so for all disclosed legal actions in future filings. More specifically, the following applies to each legal action discussed in the 2010 Form 10-K:

•

CTS Arbitration, Live Concert Antitrust Litigation and the Canadian Consumer Class Action Litigation Relating to TicketsNow - While it is reasonably possible that a loss related to these matters could be incurred by the Company in a future period, the Company does not believe that a loss is probable of occurring at this time. Considerable uncertainty remains regarding the validity of the claims and damages asserted against the Company. As a result, the Company is currently unable to estimate the possible loss or range of loss for these matters.

•

Ticketing Fees Consumer Class Action Litigation - As disclosed in the 2010 Form 10-K, in December 2010, the parties entered into a binding term sheet that provided for the settlement of the litigation and the resolution of all claims set forth therein, although that settlement remained subject to approvals by the Court at the time of filing. The Company and its subsidiary that is a party to the litigation have not acknowledged any violations of law or liability in connection with the matter, but have agreed to the settlement in order to eliminate the uncertainties and expense of further protracted litigation. The general terms of the proposed settlement were disclosed, as well as the fact that a loss was probable and the amount accrued by the Company. Since filing the 2010 Form 10-K, the parties entered into a long-form agreement memorializing their settlement. The settlement remains subject to approval by the Court. The plaintiffs filed a motion for preliminary settlement approval in May 2011, and a hearing on such motion is currently scheduled for June 2011. As of December 31, 2010 and March 31, 2011, the Company has accrued $21.2 million, representing its best estimate of the probable costs associated with this settlement. This liability included an estimated redemption rate. Any difference between the Company’s estimated redemption rate and the actual redemption rate it experiences will impact the final settlement amount; however, the Company does not expect this difference to be material.

•

United States Consumer Class Action Litigation Relating to TicketsNow - As of the filing of the 2010 Form 10-K, the Company was in settlement discussions with the claimant and, pursuant to ASC 405-20-25, an assessment of the potential outcomes related to this legal action resulted in the Company accruing its best estimate of a $1.8 million probable loss. However, as the Company remained convinced that the facts of the case supported its position, there was open litigation, no settlement concluded and no guarantee that a settlement would be reached, and the Company accordingly disclosed at year-end that it would still vigorously defend the case. The Company assessed the amount accrued at December 31, 2010 for disclosure and did not believe it to be material to its financial statements when taken as a whole as the loss is less than 1 percent of the Company’s 2010 pretax loss from continuing operations.

In April 2011, as disclosed in the Company’s March 31, 2011 Form 10-Q, the parties filed a Stipulation wherein they stated that they have agreed on all material terms of a proposed settlement. The Company has not acknowledged any violations of law or liability in connection with the matter, but has agreed to the settlement in order to eliminate the uncertainties and expense of further protracted litigation. The proposed settlement still awaits Court approval. As of the filing of the March 31, 2011 Form 10-Q, the Company has accrued $2.1 million, its best estimate of the probable costs associated with this settlement. This liability includes an estimated redemption rate. Any difference between the Company’s estimated redemption rate and the actual redemption rate it experiences will impact the final settlement amount; however, the Company does not expect this difference to be material.

•

Litigation Related to the Merger of Live Nation and Ticketmaster - As disclosed in the 2010 Form 10-K, the litigation was concluded in the fourth quarter of 2010, with no impact to the Company, when the Court entered a Final Judgment and Order of Dismissal without Prejudice.

Comment 10: We note from your disclosure in Note 11 that as of December 31, 2010 you have accrued $1.2 million in other current liabilities and $16.7 million in other long-term liabilities representing the fair value of contingent obligations related to acquisitions made after January 2009. We also note that you have disclosed the fair value of this obligation in Note 10. Please revise the notes to the financial statements in future filings to disclose any changes in the recognized amounts, including any differences arising upon settlement, and any changes in the range of outcomes and the reasons for those changes. See guidance in ASC 805-30-50-4.

Response: The Company believes its disclosure in Note 10 and Note 11 meets the disclosure objectives of ASC 805-30-50-4. The table in Note 10 summarizing the changes in fair value of the Company’s Level 3 liabilities reflects a change of $3.2 million for contingent consideration. This change is the result of updated projections of future results of the acquired companies and the passage of time. The Company uses an implied probability method, which is based on one set of projections as its best estimate of future results of the acquired companies and, as a result, the Company does not develop a range of outcomes. Further, all of the arrangements are based on the achievement of an agreed-upon financial performance metric where the contingent obligation is either earned or not earned. The Company will enhance its disclosure in future filings to explain why no range of outcomes is presented along with the description for any significant changes in the fair value of such contingent consideration.

Note 14. Stockholders’ Equity

- Redeemable Non-Controlling Interests, page 118

Comment 11: We note from the statement of stockholders’ equity that a fair value adjustment of $17,687 was made to the redeemable noncontrolling interests during 2010. Please explain to us, and disclose in the notes to the financial statements in future filings, the nature of the fair value adjustment and how the amount was calculated or determined.

Response: These fair value adjustments represent fair value changes recorded since the merger with Ticketmaster of redeemable shares in certain of the Company’s subsidiaries. Almost all of this impact is generated from redeemable Front Line common stock and redeemable membership interests in two smaller subsidiaries of the Company. These equity interests, at December 31, 2010, were held by third parties and classified as temporary equity on the balance sheet. The Company subsequently acquired all such equity interests in the first half of 2011. Pursuant to ASC 480-10-S99, the Company reports the redeemable noncontrolling interests at redemption value each reporting period and changes in that value are recorded to additional paid-in capital. For these awards, the redemption value is their estimated fair value, based upon a discounted cash flow analysis using estimated cash flows, and changes are computed based upon the impact of changes in the projected cash flows each reporting period. These projected cash flows take into account the current expectations regarding profitability and the timing of revenue-generating events and are discounted to a present day fair value. While the Company believes it provided many of the facts surrounding these awards and their redemptive aspects in this section of its stockholders’ equity footnote, the Company will add further discussion related to the derivation of the fair value changes and the impacts to additional paid-in capital in future filings. Please note that the redeemable Front Line common stock is discussed in greater detail in the response to Comment 15 as it was acquired by the Company in the first quarter of 2011.

Note 15. Stock-Based Compensation, page 120

- Stock Options, page 122

Comment 12: We note your disclosure that you used the simplified method to estimate the expected term as you do not have sufficient historical exercise data due to the limited period of time the equity shares have been publicly traded. In light of the fact that you became a publicly traded company in 2005, please explain to us why you believe it is appropriate to use the simplified method for stock option grants for the year ended December 31, 2010.

Response: SAB 110 permits the use of the simplified method for “plain vanilla” options when an entity believes its historical exercise experience does not provide a reasonable basis with which to estimate expected term. Generally, the options that the Company issues are granted at-the-money, exercisable only upon performing service through the vesting dates, forfeited if the employee terminates prior to vesting, exercisable only during a short period after termination if vested and are nontransferable and nonhedgeable. Further, all of the options granted in recent years have the same vesting terms and contractual life. In consideration of these facts, the Company believes its options to be plain vanilla in nature.

While the Company has been publicly traded since the end of 2005, it does not believe its historical experience provides a reasonable basis with which to estimate expected term for the following reasons:

•	Options granted in the first two years had different vesting terms and contractual lives;

•

The Company exchanged 15.5 million additional options for Ticketmaster options in the first quarter of 2010 as part of the merger with Ticketmaster; there is a wide range of strike prices, they are in varying stages of being vested and we cannot yet predict what the impact will be on the expected term; through December 31, 2010, only 1.0 million of these options have been exercised since the merger with Ticketmaster;

•

After going public at the end of 2005, the Company has actively been divesting itself of non-core lines of business and has undergone a number of restructurings that resulted in employee terminations, all of which has impacted options granted under the plan;

•

Although five years have passed since going public, due to vesting terms and the historical market price of the stock, there have only been short periods of time experienced when the market price of the Company’s stock exceeded the strike price of vested outstanding awards, excluding those awards exchanged as part of the merger with Ticketmaster (the market closing price has averaged $9.65 since the first vesting of option grants and the lowest strike price on granted options, with the exception of one grant to 5 employees, was $10.60; as a result there have only been 0.7 million options exercised in 14 transactions out of over 10 million options granted since going public).

The Company anticipates that it will be able to derive its expected term from historical experience in the future, but currently believes that historical experience is not necessarily a reliable basis with which to estimate future behavior. In considering your comment, the Company recognizes it would be useful to expand its disclosure in future filings, while it still uses the simplified method, to be more descriptive as to the reasons its historical experience does not provide a reasonable basis for estimation rather than simply stating insufficient trading history as it disclosed in the 2010 Form 10-K.

- Restricted Stock and Restricted Stock Units, page 123

Comment 13: We note your disclosure that RSU grants to international employees require cash settlement at the end of the vesting term and are therefore classified as liabilities. Please tell us the amount of the liability recorded on the balance sheet as of December 31, 2010 and 2009 related to these cash settled RSUs. Also, please tell us the amount of the fair value adjustment recognized in the statement of operations during 2010 and 2009.

Response: Prior to the merger with Ticketmaster on January 25, 2010, the Company had not issued any RSU grants under its stock incentive plan. Unvested RSUs issued by Ticketmaster were converted into RSUs of the Company’s common stock based upon the final exchange ratio at the time of the merger. Therefore, there was no liability recorded on the balance sheet as of December 31, 2009 or fair value adjustments recognized in the statement of operations during 2009. As of December 31, 2010, the Company’s liability for cash settled RSUs was $440,563. From the date of the merger through December 31, 2010, the Company recognized fair value adjustments totaling $224,702 related to these cash settled RSUs.

Note 19. Quarterly Results of Operations, page 130

Comment 14: We note your disclosure that certain line items have been recast from the amounts that were previously reported in the Form 10-Qs for the periods ended March 31, 2010, June 30, 2010 and September 30, 2010. These recast amounts relate to purchase accounting adjustments which are required to be reflected in the period of the business combination. Please provide for us, and revise to disclose in future filings, the nature and amount of any measurement period adjustment that was recognized during the year ended December 31, 2010. See ASC 805-10-50-6. Also, please tell us about the non-cash gain on the settlement of a pre-existing relationship with LN-Haymon and explain to us why it was not identified until the third quarter of 2010 when the acquisition occurred in the second quarter of 2010.

Response: Please note the updated disclosure below that provides the nature and amounts of the measurement period adjustments recognized during 2010. This is representative of what we propose to disclose in future filings.

Certain of the line items in the Quarterly Results of Operations table include amounts that have been recast from the amounts that were previously reported in the Company’s Form 10-Qs for the periods ending March 31, June 30, and September 30, 2010. These recast amounts relate to purchase accounting adjustments and, pursuant to the FASB guidance, are required to be reflected in the period of the respective business combinations. Specifically, they relate to a non-cash gain on the settlement of a pre-existing relationship with LN—Haymon, an acquisition that occurred in the second quarter of 2010 for which the valuation was finalized in the third quarter of 2010, and purchase accounting adjustments relating to the merger with Ticketmaster, which occurred in the first quarter of 2010, that were identified in the subsequent quarters of 2010. For any amounts that changed, the amounts previously reported in the Company’s 2010 quarterly 10-Q filings and the recast amounts are reflected in the table below with explanations for significant adjustments:

	Acquisition Accounting Adjustments		March 31, 2010			June 30, 2010			September 30, 2010
			As Previously Reported	Acquisition Accounting Adjustments	Recast	As Previously Reported	Acquisition Accounting Adjustments	Recast	As Previously Reported	Acquisition Accounting Adjustments	Recast
Revenue	(a	)	$722,953	$408	$723,361	$1,266,598	$137	$1,266,735	$1,836,351	$(545)	$1,835,806
Operating expenses:
Direct operating expenses	(b	)	$485,153	$(397)	$484,756	$897,004	$(721)	$896,283	$1,387,302	$993	$1,388,295
Selling, general and administrative expenses	(c	)	$231,271	$325	$231,596	$252,372	$527	$252,899	$244,065	$629	$244,694
Depreciation and amortization	(d	)	$59,319	$3,314	$62,633	$62,957	$1,351	$64,308	$65,320	$4,929	$70,249
Operating income (loss)	—		$(103,502)	$(2,834)	$(106,336)	$26,626	$(1,020)	$25,606	$110,202	$(7,096)	$103,106
Interest expense	—		$26,505	$56	$26,561	$29,854	$78	$29,932	$29,414	$(134)	$29,280
Interest income	—		$(674)	$31	$(643)	$(769)	$(22)	$(791)	$(715)	$6	$(709)
Income (loss) from continuing operations before income taxes	—		$(127,718)	$(2,921)	$(130,639)	$(21,358)	$(1,076)	$(22,434)	$82,344	$(6,968)	$75,376
Income tax expense (benefit)	(e	)	$(15,330)	$7,339	$(7,991)	$11,315	$(2,907)	$8,408	$16,909	$(6,571)	$10,338
Income (loss) from continuing operations	—		$(112,388)	$(10,260)	$(122,648)	$(32,673)	$1,831	$(30,842)	$65,435	$(397)	$65,038
Net income (loss)	—		$(112,691)	$(10,260)	$(122,951)	$(33,050)	$1,831	$(31,219)	$62,222	$(397)	$61,825
Net income (loss) attributable to Live Nation Entertainment, Inc.	—		$(111,953)	$(10,260)	$(122,213)	$(34,618)	$1,831	$(32,787)	$51,404	$(397)	$51,007

(a)	Primarily includes fair value adjustments to accounts receivable.
(b)	Primarily includes fair value adjustments to advances and deposits.
(c)	Primarily includes adjustments of stock-based compensation related to liability awards.
(d)	Includes the following adjustments:

	March 31, 2010	June 30, 2010	September 30, 2010
Revised valuation of intangible assets	$2,209	$5,187	$4,929
Settlement of pre-existing relationship	—	(6,071)	—
Revised valuation of liability for off-market contracts	1,105	2,235	—

	$3,314	$1,351	$4,929

(e)	Includes the following adjustments:

	March 31, 2010	June 30, 2010	September 30, 2010
Valuation allowance release	$7,349	$(4,250)	$(4,175)
Net tax impact of acquisition accounting adjustments above	(10)	1,343	(2,396)

	$7,339	$(2,907)	$(6,571)

With respect to the acquisition of the LN-Haymon business that resulted in a gain on the settlement of a pre-existing relationship, the Company was party to a collaborative arrangement with the seller related to the acquired business. ASC 805-10-25 requires an assessment for any gains or losses related to the settlement of pre-existing relationships separate from the acquisition. The pre-existing contractual collaborative arrangement provided a formula for the purchase price related to a buy-out of the seller’s business by the Company. This formula required the passage of time to occur before it would be available to the Company, however, during 2010, the Company and the seller negotiated a new agreement to accelerate an acquisition of the business under different terms. In the third quarter of 2010, the Company concluded its valuation of the acquisition and determined there was a gain related to the settlement of the pre-existing relationship that was calculated as a comparison of the current fair value of the business acquired to the pre-existing contractual collaborative arrangement purchase price. This resulted in a gain of approximately $6.1 million. As the Company received no funds, this gain has been reported as non-cash in nature.

ASC 805-10-25 allows the acquirer a reasonable amount of time to obtain the information necessary to identify and measure the consideration transferred. This measurement period is not to exceed one year. This transaction was complex in nature and the purchase price allocation included the appropriate valuation of deferred payments, contingent payments and multiple other asset valuations. The Company simultaneously worked to review the acquired balance sheet, identify and finalize the value of acquired intangible assets with the assistance of external consultants and assess contractual terms for discrete accounting implications and this work was not completed until the third quarter of 2010. In accordance with the requirements of ASC 805-10-25, although the applicability of the pre-existing relationship concept and related gain calculation was concluded on and quantified in the third quarter of 2010, the Company has reflected the gain on the settlement of the pre-existing relationship as second quarter 2010 activity and not as part of the third quarter.

Note 20. Subsequent Events, page 131

Comment 15: We note that in February 2011 you acquired all of the remaining equity interests in Front Line that you did not previously own. Please explain to us how you accounted for this acquisition of the non-controlling interest, including how you accounted for any difference between the consideration paid to the non-controlling interests and the amount recorded as non-controlling interest on the balance sheet.

Response: As disclosed in the 2010 Form 10-K, the Company acquired all of the remaining equity interests in Front Line through a stock purchase agreement and a series of individual redemption agreements. Previous to the acquisitions, these equity interests generally fell into one of two classifications: (1) puttable Front Line common stock, or fully-vested options with underlying puttable Front Line common stock, labeled as redeemable noncontrolling interests and classified in temporary equity on the balance sheet and (2) puttable unvested restricted Front Line common stock classified as liabilities on the balance sheet. The Company accounted for the acquisition of the Front Line common stock classified as temporary equity as the acquisition of a noncontrolling interest pursuant to ASC 810-10-45-23 and recorded the net difference between the payments made and the carrying amount as an adjustment to additional paid-in capital. For all other Front Line equity interests acquired, the Company recorded selling, general and administrative expense for all amounts paid in excess of carrying values. Additionally, the Company recorded selling, general and administrative expense for all tax gross-up amounts paid in excess of existing accruals. Finally, Front Line paid 2011 stub-period dividends to its then-current stockholders in conjunction with the stock purchase agreement. The classification of these payments followed the classification of the underlying equity interests (and therefore the impacts discussed above). Please note that the Company disclosed the transaction and related accounting in its March 31, 2011 Form 10-Q in Note 3, Note 9 and Note 10.